# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RAPT Therapeutics, Inc., CIK 0001673772
CUSIP: 75382E109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 561 Eccles Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/23/2024
Amends the filing with accession number 0001193125-19-288452
Filed by CIK 0001600420
Persons authorized to receive notices and communications: Peter Svennilson, c/o Column, Group II, LP, 1 Letterman Drive, Building D, Suite DM-900, San Francisco, California (CA), 94129, (415) 865-2050

## Reporting persons
- The Column Group II, LP (CIK 0001600420): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 179,579; shared voting power 0; sole dispositive power 179,579; shared dispositive power 0; aggregate amount beneficially owned 179,579 (0.6% of the class)
  Comment: Consist of (i) 50,000 shares of Common Stock and (ii) 129,579 shares of Common Stock issuable upon the exercise of pre-funded warrants (the Pre-Funded Warrants) exercisable within 60 days of this joint statement on Schedule 13D/A (this Statement). This total excludes 1,222,429 shares of Common Stock subject to the Pre-Funded Warrants not exercisable within 60 days of this Statement due to a 4.99 percent ownership blocker. The securities are directly held by The Column Group II, LP (TCG II LP). The Column Group II GP, LP (TCG II GP) is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to these securities. The managing partners of TCG II GP are David Goeddel and Peter Svennilson (collectively, the TCG II GP Managing Partners). The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to such shares.
  
  Ownership percentage calculation is based upon 32,136,407 shares, which is based on (i) 34,958,253 of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024 (the Form 10-Q), minus (ii) 2,951,425 shares of Common Stock exchanged for Pre-Funded Warrants with the Issuer pursuant to the Exchange Agreement (as defined below in Item 6), plus (iii) 129,579 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants held by TCG II LP exercisable within 60 days of this Statement.
- The Column Group II GP, LP (CIK 0001645333): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 179,579; sole dispositive power 0; shared dispositive power 179,579; aggregate amount beneficially owned 179,579 (0.6% of the class)
  Comment: Consist of (i) 50,000 shares of Common Stock held directly by TCG II LP and (ii) 129,579 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants held by TCG II LP exercisable within 60 days of this Statement. This total excludes 1,222,429 shares of Common Stock subject to the Pre-Funded Warrants not exercisable within 60 days of this Statement due to a 4.99 percent ownership blocker. The securities are directly held by TCG II LP. TCG II GP is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to these securities. The managing partners of TCG II GP are the TCG II GP Managing Partners. The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to such shares.
  
  Ownership percentage calculation is based upon 32,136,407 shares, which is based on (i) 34,958,253 of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged for Pre-Funded Warrants with the Issuer pursuant to the Exchange Agreement, plus (iii) 129,579 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants held by TCG II LP exercisable within 60 days of this Statement.
- Ponoi Capital, LP (CIK 0001707230): type of reporting person: partnership (PN); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 129,579; shared voting power 0; sole dispositive power 129,579; shared dispositive power 0; aggregate amount beneficially owned 129,579 (0.4% of the class)
  Comment: Consist of 129,579 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants exercisable within 60 days of this Statement. This total excludes 1,469,838 shares of Common Stock subject to the Pre-Funded Warrants not exercisable within 60 days of this Statement due to a 4.99 percent ownership blocker. The securities are directly held by Ponoi Capital, LP (Ponoi LP). Ponoi Management, LLC (Ponoi LLC) is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to these securities. The managing partners of Ponoi LLC are David Goeddel, Peter Svennilson and Tim Kutzkey (collectively, the Ponoi Managing Partners). The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.
  
  Ownership percentage calculation is based upon 32,136,407 shares, which is based on (i) 34,958,253 of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged for Pre-Funded Warrants with the Issuer pursuant to the Exchange Agreement, plus (iii) 129,579 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants held by Ponoi LP exercisable within 60 days of this Statement.
- Ponoi Management, LLC (CIK 0001720702): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 129,579; sole dispositive power 0; shared dispositive power 129,579; aggregate amount beneficially owned 129,579 (0.4% of the class)
  Comment: Consist of 129,579 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants held by Ponoi LP exercisable within 60 days of this Statement. This total excludes 1,469,838 shares of Common Stock subject to the Pre-Funded Warrants held by Ponoi LP not exercisable within 60 days of this Statement due to a 4.99 percent ownership blocker. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to these securities. The managing partners of Ponoi LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.
  
  Ownership percentage calculation is based upon 32,136,407 shares, which is based on (i) 34,958,253 of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged for Pre-Funded Warrants with the Issuer pursuant to the Exchange Agreement, plus (iii) 129,579 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants held by Ponoi LP exercisable within 60 days of this Statement.
- Ponoi Capital II, LP (CIK 0001732601): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 145,401; shared voting power 0; sole dispositive power 145,401; shared dispositive power 0; aggregate amount beneficially owned 145,401 (0.5% of the class)
  Comment: The shares are directly held by Ponoi Capital II, LP (Ponoi II LP). Ponoi II Management, LLC (Ponoi II LLC) is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to these shares. The managing partners of Ponoi II LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.
  
  Ownership percentage calculation is based upon 32,006,828 shares, which is the difference of (i) 34,958,253 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in its Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged with the Issuer pursuant to the Exchange Agreement.
- Ponoi II Management, LLC (CIK 0001746488): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 145,401; sole dispositive power 0; shared dispositive power 145,401; aggregate amount beneficially owned 145,401 (0.5% of the class)
  Comment: The shares are directly held by Ponoi II LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to these shares. The managing partners of Ponoi II LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.
  
  Ownership percentage calculation is based upon 32,006,828 shares, which is the difference of (i) 34,958,253 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in its Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged with the Issuer pursuant to the Exchange Agreement.
- The Column Group IV, LP (CIK 0001796354): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,236,261; shared voting power 0; sole dispositive power 1,236,261; shared dispositive power 0; aggregate amount beneficially owned 1,236,261 (3.9% of the class)
  Comment: The securities are directly held by The Column Group IV, LP (TCG IV LP). The Column Group IV GP, LP (TCG IV GP) is the general partner of TCG IV LP and may be deemed to have voting and investment power with respect to these securities. TCG IV GP LP is the general partner of TCG IV LP may be deemed to have voting, investment and dispositive power with respect to these securities. David Goeddel, Peter Svennilson and Tim Kutzkey (collectively, the TGC IV Managing Partners)are the managing partners of TCG IV GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Ownership percentage calculation is based upon 32,006,828 shares, which is the difference of (i) 34,958,253 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in its Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged with the Issuer pursuant to the Exchange Agreement.
- The Column Group IV-A, LP (CIK 0001796353): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 42,189; shared voting power 0; sole dispositive power 42,189; shared dispositive power 0; aggregate amount beneficially owned 42,189 (0.1% of the class)
  Comment: The securities are directly held by The Column Group IV-A, LP (TCG IV-A LP). TCG IV GP is the general partner of TCG IV-A LP and may be deemed to have voting and investment power with respect to these securities. TCG IV GP LP is the general partner of TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. The TGC IV Managing Partners are the managing partners of TCG IV GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Ownership percentage calculation is based upon 32,006,828 shares, which is the difference of (i) 34,958,253 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in its Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged with the Issuer pursuant to the Exchange Agreement.
- The Column Group IV GP, LP (CIK 0001796356): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,278,450; sole dispositive power 0; shared dispositive power 1,278,450; aggregate amount beneficially owned 1,278,450 (4% of the class)
  Comment: Consists of (i) 1,236,261 shares are held of record by TCG IV LP and (ii) 42,189 shares held by TCG IV-A LP. TCG IV GP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting and investment power with respect to these securities. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. The TGC IV Managing Partners are the managing partners of TCG IV GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Ownership percentage calculation is based upon 32,006,828 shares, which is the difference of (i) 34,958,253 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in its Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged with the Issuer pursuant to the Exchange Agreement.
- The Column Group, LLC (CIK 0001833486): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 163; shared voting power 0; sole dispositive power 163; shared dispositive power 0; aggregate amount beneficially owned 163 (0% of the class)
  Comment: The shares are directly held The Column Group LLC (TCG LLC). The managing members of TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to such shares.
  
  Ownership percentage calculation is based upon 32,006,828 shares, which is the difference of (i) 34,958,253 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in its Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged with the Issuer pursuant to the Exchange Agreement.
- Peter Svennilson (CIK 0001606074): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,603,593; sole dispositive power 0; shared dispositive power 1,603,593; aggregate amount beneficially owned 1,603,593 (4.9% of the class)
  Comment: Consists of (i) 50,000 shares of Common Stock held directly by TCG II LP, (ii) an aggregate of 129,579 shares of Common Stock issuable upon exercise of Pre-Funded Warrants held directly by TCG II LP and Ponoi LP, (iii) 145,401 shares held directly by Ponoi II LP, (iv) 1,236,261 shares held directly by TCG IV LP, (v) 42,189 shares held directly by TCG IV-A LP and (vi) 163 shares held directly by TCG LLC. This total excludes an aggregate of 2,821,846 shares of Common Stock subject to Pre-Funded Warrants held by TCG II LP and Ponoi LP not exercisable within 60 days of this Statement due to a 4.99 percent ownership blocker. TCG II GP is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to the shares held by TCG II LP. The managing partners of TCG II GP are the TCG II GP Managing Partners. The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to the shares held by TCG II LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. The managing partners of each of Ponoi LLC, Ponoi II LLC and TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to the shares held by each of Ponoi LP, Ponoi II LP and TCG LLC. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. The TCG IV Managing Partners are the managing partners of TCG IV GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Ownership percentage calculation is based upon 32,136,407 shares, which is based on (i) 34,958,253 of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged for Pre-Funded Warrants with the Issuer pursuant to the Exchange Agreement, plus (iii) an aggregate of 129,579 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants held directly by TCG II LP and Ponoi LP.
- David V. Goeddel (CIK 0001182464): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,603,593; sole dispositive power 0; shared dispositive power 1,603,593; aggregate amount beneficially owned 1,603,593 (4.9% of the class)
  Comment: Consists of (i) 50,000 shares of Common Stock held directly by TCG II LP, (ii) an aggregate of 129,579 shares of Common Stock issuable upon exercise of Pre-Funded Warrants held directly by TCG II LP and Ponoi LP, (iii) 145,401 shares held directly by Ponoi II LP, (iv) 1,236,261 shares held directly by TCG IV LP, (v) 42,189 shares held directly by TCG IV-A LP and (vi) 163 shares held directly by TCG LLC. This total excludes an aggregate of 2,821,846 shares of Common Stock subject to Pre-Funded Warrants held by TCG II LP and Ponoi LP not exercisable within 60 days of this Statement due to a 4.99 percent ownership blocker. TCG II GP is the general partner of TCG II LP and may be deemed to have voting and investment power with respect to the shares held by TCG II LP. The managing partners of TCG II GP are the TCG II GP Managing Partners. The TCG II GP Managing Partners may be deemed to share voting and investment power with respect to the shares held by TCG II LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. The managing partners of each of Ponoi LLC, Ponoi II LLC and TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to the shares held by each of Ponoi LP, Ponoi II LP and TCG LLC. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. The TCG IV Managing Partners are the managing partners of TCG IV GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Ownership percentage calculation is based upon 32,136,407 shares, which is based on (i) 34,958,253 of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged for warrants with the Issuer pursuant to the Exchange Agreement, plus (iii) an aggregate of 129,579 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants held directly by TCG II LP and Ponoi LP.
- Tim Kutzkey (CIK 0001614186): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,553,593; sole dispositive power 0; shared dispositive power 1,553,593; aggregate amount beneficially owned 1,553,593 (4.8% of the class)
  Comment: Consists of (i) 129,579 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants exercisable within 60 days of this Statement held directly by Ponoi LP, (ii) 145,401 shares held directly by Ponoi II LP, (iii) 1,236,261 shares held directly by TCG IV LP, (iv) 42,189 shares held directly by TCG IV-A LP and (v) 163 shares held directly by TCG LLC. This total excludes 1,469,838 shares of Common Stock subject to Pre-Funded Warrants held by Ponoi LP not exercisable within 60 days of this Statement due to a 4.99 percent ownership blocker. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting and investment power with respect to the shares held by Ponoi LP. The managing partners of each of Ponoi LLC, Ponoi II LLC and TCG LLC are the Ponoi Managing Partners. The Ponoi Managing Partners may be deemed to share voting and investment power with respect to the shares held by each of Ponoi LP, Ponoi II LP and TCG LLC. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. The Ponoi Managing Partners are the managing partners of TCG IV GP LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Ownership percentage calculation is based upon 32,136,407 shares, which is based on (i) 34,958,253 of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q, minus (ii) 2,951,425 shares of Common Stock exchanged for warrants with the Issuer pursuant to the Exchange Agreement, plus (iii) 129,579 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants held directly by Ponoi LP.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: RAPT Therapeutics, Inc.
Address of issuer's principal executive offices: 561 Eccles Avenue, South San Francisco, California (CA), 94080
Comment: This Amendment No. 7 (Amendment No. 7) supplements and amends the Schedule 13D relating to shares of common stock, par value $0.0001 per share (the Common Stock), of RAPT Therapeutics, Inc., a Delaware corporation (the Issuer) that was filed with the Securities and Exchange Commission (the SEC) on November 8, 2019 as it was amended by Amendment No. 1 thereto filed with the SEC on February 14, 2020, Amendment No. 2 thereto filed with the SEC on August 26, 2020, Amendment No. 3 thereto filed with the SEC on October 1, 2020, Amendment No. 4 thereto filed with the SEC on August 30, 2021, Amendment No. 5 thereto filed with the SEC on September 20, 2021 and Amendment No. 6 thereto filed with the SEC on January 13, 2023 (collectively, the Amended Statement). Only those items that are reported are hereby amended; all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as reported in this Statement, no other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On December 23, 2024, upon consummation of the Exchange (as defined below in Item 6) each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 23, 2024, the Issuer entered into an exchange agreement (the Exchange Agreement) with TCG II LP and Ponoi LP, pursuant to which the TCG II LP and Ponoi LP exchanged, for no additional consideration, 1,352,008 and 1,599,417 shares of Common Stock, respectively, for Pre-Funded Warrants to purchase 1,352,008 and 1,599,417 shares of Common Stock, respectively, (the Exchange) in reliance on the exemption from registration contained in Section 3(a)(9) of the Securities Act of 1933, as amended. The Exchange occurred on December 23, 2024 and the Pre-Funded Warrants were issued on December 23, 2024. Each Pre-Funded Warrant has an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until exercised in full. A holder (together with its affiliates and other attribution parties) may not exercise any portion of a Pre-Funded Warrant to the extent that, immediately after giving effect to such exercise, the holder would own more than 4.99 percent of the outstanding Common Stock, which percentage may be increased or decreased at the holder's option (not to exceed 19.99 percent) upon 61 days' notice to the Issuer subject to the terms of the Pre-Funded Warrants.

Separately from and subsequently to entering into the Exchange Agreement, on December 23, 2024, the Issuer entered into a Securities Purchase Agreement with certain accredited investors (the Investors), including TCG IV LP and TCG IV-A LP, pursuant to which the Issuer agreed to issue and sell to the Investors an aggregate of (i) 100,000,000 shares of Common Stock at a price per share of $0.85 and (ii) to certain Investors, in lieu of shares of Common Stock, pre-funded warrants (the Private Placement Pre-Funded Warrants) to purchase up to 76,452,000 shares of Common Stock at a price per Pre-Funded Warrant of $0.8499], for gross proceeds of approximately $150 million (the Private Placement). The material terms of the Private Placement Pre-Funded Warrants are identical to the Pre-Funded Warrants, including the beneficial ownership limitations. The Private Placement is expected to close on or about December 27, 2024. TCG IV LP and TCG IV-A LP have agreed to purchase Private Placement Pre-Funded Warrants to purchase 28,437,536 and 8970,464 shares of Common Stock, respectively, for $24,169,061.85 and $824,797.35 respectively.

The descriptions of the Exchange Agreement, the Exchange, the Pre-Funded Warrant and Securities Purchase Agreement set forth herein do not purport to be complete and are subject to, and qualified in their entirety, by the full text of the Exchange Agreement, the Pre-Funded Warrant and the Securities Purchase Agreement, which are filed as exhibits to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
F. Exchange Agreement between RAPT Therapeutics, Inc. and certain holders of Common Stock, made as of December 23, 2024

G. Form of Pre-Funded Warrant (incorporated by reference herein to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the SEC on December 23, 2024)

H. Form of Securities Purchase Agreement dated December 23, 2024 (incorporated by reference herein to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on December 23, 2024)

## Signatures
- The Column Group II, LP: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (12/23/2024)
- The Column Group II GP, LP: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (12/23/2024)
- Ponoi Capital, LP: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (12/23/2024)
- Ponoi Management, LLC: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (12/23/2024)
- Ponoi Capital II, LP: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (12/23/2024)
- Ponoi II Management, LLC: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (12/23/2024)
- The Column Group IV, LP: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (12/23/2024)
- The Column Group IV-A, LP: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (12/23/2024)
- The Column Group IV GP, LP: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (12/23/2024)
- The Column Group, LLC: /s/ James Evangelista, Attorney-in-Fact, James Evangelista, Attorney-in-Fact (12/23/2024)
- Peter Svennilson: /s/ James Evangelista, Attorney-in-Fact on behalf of Peter Svennilson, James Evangelista, Attorney-in-Fact on behalf of Peter Svennilson (12/23/2024)
- David V. Goeddel: /s/ James Evangelista, Attorney-in-Fact on behalf of David V. Goeddel, James Evangelista, Attorney-in-Fact on behalf of David V. Goeddel (12/23/2024)
- Tim Kutzkey: /s/ James Evangelista, Attorney-in-Fact on behalf of Tim Kutzkey, James Evangelista, Attorney-in-Fact on behalf of Tim Kutzkey (12/23/2024)